UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, on June 3, 2022, ReTo Eco-Solutions, Inc., a British Virgin Islands business company (the “Company”), received a letter from The Nasdaq Stock Market LLC. (“Nasdaq”) notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”).

The Company was provided 180 calendar days, or until November 30, 2022, to regain compliance with the Minimum Bid Price Rule. The Company was unable to regain compliance with the Minimum Bid Price Rule, and on December 1, 2022, Nasdaq issued a second notification letter and granted the Company an additional 180 calendar days, or until May 30, 2023, to regain compliance.

Since then, Nasdaq has determined that for 10 consecutive business days, from May 15, 2023 to May 25, 2023, the closing bid price of the Company’s common shares has been at $1.00 per share or greater. On May 26, 2023, Nasdaq notified the Company that it has regained compliance with Listing Rule 5550(a)(2) and the matter is now closed.

On May 30, 2023, the Company issued a press release titled “ReTo Regained Compliance with Nasdaq’s Minimum Bid Price Requirement.” A copy of that press release is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3, as amended (File No. 333-267101) of the Company, (ii) the registration statement on Form S-8, as amended (File No. 333-270355), of the Company and (iii) the registration statement on Form S-8, as amended (File No. 333-264499), of the Company and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release issued by the Company on May 30, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

Dated: May 30, 2023	By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

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